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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)

                              Quanta Services, Inc.
                              ---------------------
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    74762E102
                                    ---------
                                 (CUSIP Number)

       Leslie J. Parrette, Jr., Senior Vice President, General Counsel and
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                              Corporate Secretary
                              -------------------
                              UtiliCorp United Inc.
                              ---------------------
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 74762E102
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     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          UtiliCorp United Inc. #440541877
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)
          (b)  X
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS (See Instructions)

          WC, BK
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     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

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     6    CITIZENSHIP OR PLACE OR ORGANIZATION

          Delaware
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  NUMBER OF SHARES            7    SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 29,243,179
    PERSON WITH
                              --------------------------------------------------
                              8    SHARED VOTING POWER
                                   None*
                              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                   29,243,179
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   None
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,243,179
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
          X
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.06%**
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     14   TYPE OF REPORTING PERSON (See Instructions)
          CO
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*    This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

** The percentage reflected in row 13 above is obtained by using 76,829,934 shares as the denominator (in accordance with Rule 13d-3(d)(1)(i)(B)). This denominator includes: (a) 59,605,129 shares of Issuer's issued and outstanding Common Stock (as indicated in Issuer's Form 10-Q filed on November 14, 2001), and (b) 17,224,805 shares of Common Stock into which Issuer's Convertible Preferred Stock held by UtiliCorp is convertible.


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     Also note that the percentage of Common Stock owned by UtiliCorp on a partially diluted basis is approximately 36.04%. This percentage is obtained by using 81,145,385 shares as the denominator, which includes (a) the 76,829,934 shares discussed in the previous paragraph, (b) 1,152,055 shares of Limited Vote Common Stock (as indicated in Issuer's Form 10-Q filed on November 14, 2001), and (c) 3,163,396 shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted. UtiliCorp's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under Issuer's Stock Option Plan.


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                               AMENDMENT NO. 20 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

     All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UTILICORP"), and the common stock, par value $0.00001 per share (the "COMMON STOCK"), of Quanta Services, Inc., a Delaware corporation ("ISSUER" or "QUANTA"), is correct to the best knowledge and belief of UtiliCorp. The
Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and nineteen amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April 27, 2000,
May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001, October 1, 2001,
October 4, 2001, October 11, 2001, October 19, 2001, October 30, 2001, November 13, 2001, and November 28, 2001, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 4. PURPOSE OF TRANSACTION.

     As previously disclosed in amendments to this Schedule 13D, UtiliCorp has been engaged for several months in discussions with Quanta concerning UtiliCorp's desire to elect a majority of the directors to Quanta's board in order to achieve financial statement consolidation for financial reporting purposes with respect to Quanta. These discussions were recently abandoned for a second time. During the course of these protracted negotiations, Quanta's board of directors authorized actions that UtiliCorp believes violated an agreement between UtiliCorp and Quanta concerning UtiliCorp's right to purchase Quanta's stock. These actions, together with Quanta's disappointing financial performance, have caused UtiliCorp to re-evaluate its prior support of Quanta's current board of directors.

     Accordingly, UtiliCorp has advised Quanta that it intends to present an opposition slate of nominees for election as directors at Quanta's 2002 annual meeting of stockholders. UtiliCorp's slate will be named within the time period required by Quanta's bylaws and will consist of six individuals that are affiliated with UtiliCorp and three that are independent from both UtiliCorp and Quanta. The UtiliCorp-nominated slate of directors is expected to exhibit and promote business objectives, goals, and values that are reflective of those of UtiliCorp.

     If elected, UtiliCorp's nominees are expected to implement a long-term business plan aimed at maximizing the value of Quanta. In addition, UtiliCorp may pursue short-term initiatives designed to bring significant value to Quanta's stockholders. For instance, UtiliCorp is contemplating, subject to price and other considerations, the implementation of a stock repurchase program in the range of 20% to 25% of Quanta's outstanding shares. The repurchase program could take the form of a third-party or an issuer self-tender offer. Alternatively, upon obtaining control of the Quanta board, UtiliCorp may initiate a sale process for Quanta (in which UtiliCorp may or may not be a participant) or may consider appropriate unsolicited offers to acquire Quanta.

     UtiliCorp intends to canvass other stockholders of Quanta in order to assess their views concerning the strategic direction of Quanta. The input of these stockholders will be considered by UtiliCorp in formulating its definitive plans and proposals to maximize the value of Quanta. To assist UtiliCorp in formalizing the strategy that will guide the UtiliCorp director nominees to Quanta's board, UtiliCorp is currently in the process of retaining an investment banking firm to act as a financial advisor.

     Notwithstanding UtiliCorp's misgivings about the actions recently taken by Quanta's board and the overall performance of Quanta's management team as reflected in Quanta's recent financial performance, UtiliCorp continues to believe that certain of Quanta's existing management and employees


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are important to its future. Accordingly, if UtiliCorp's nominees are elected at
Quanta's 2002 annual meeting of stockholders, they are expected to support a broad-based retention program directed at Quanta's key employees, including certain executive management employees.


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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2002                 UtiliCorp United Inc.

                                        By:       /s/ Leslie J. Parrette, Jr.
                                        Name:     Leslie J. Parrette, Jr.
                                        Title:    Senior Vice President,
                                                  General Counsel and Corporate
                                                  Secretary


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